[Letterhead of Ventas, Inc.]

May 11, 2011

VIA EDGAR AND FACSIMILE

Sandra B. Hunter, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3010

Telephone Number:	(202) 551-3758
Facsimile Number:	(703) 813-6984

Re:	Ventas, Inc.
Registration Statement on Form S-4
Filed on April 11, 2011
File No. 333-173434

Dear Ms. Hunter:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ventas, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness under the Securities Act of the above-captioned Registration Statement be accelerated to Friday, May 13, 2011 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robin Panovka at (212) 403-1352 or Trevor S. Norwitz at (212) 403-1333 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request.  In addition, please notify Mr. Panovka or Mr. Norwitz when this request for acceleration has been granted.

Very truly yours,

/s/ T. Richard Riney
T. Richard Riney
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary